TECHNOVISION SYSTEMS INC.

FOR IMMEDIATE [redacted]

March, 28 2002
(No. 2002-03-02)

Contact: Investor
Phone (
ir@unis...

Technovision Systems Appoints New President

Aldergrove, BC – Gordon Tremain, the founding President, CEO and Chairman of Technovision Systems Inc. (CDNX : TVS) is pleased to announce the appointment of William Spratt as President. Mr. Tremain remains Chairman and CEO of the Company.

Mr. Spratt's responsibilities will include strategic planning and all aspects of business development to achieve the Company's objectives of managed growth and the optimization of shareholder value.

Mr. Spratt recently returned to Canada from Atlanta, Georgia where he was the Managing Director of Business Development for Security First Network Bank, the world's first internet bank. Prior to his work in Atlanta, Mr. Spratt worked in progressively senior positions with the Royal Bank of Canada, including Sales and Portfolio Management and Commercial Lending.

The Company has granted to Mr. Spratt, subject to regulatory approval, options to acquire up to 500,000 shares at $0.21, exercisable for a term of 5 years from the date of grant.

About Technovision Systems Inc.

Technovision (CDNX: TVS) is a publicly traded company listed on the Canadian Venture Exchange with 15,864,894 common shares currently issued and outstanding. Through its Registered Trademark, UNIServe Online, Technovision is now the largest independent full-service Internet communications company in British Columbia providing Internet connectivity through both dial-up and high-speed ADSL modems, consultation, and web services. Additionally, Technovision continues to move into the Alberta and Ontario markets in a manner that maintains the company's low cost structure and profitability. For more information visit www.tvs.net or call investor relations at 604.856.8468, or e-mail ir@uniserve.com.

On behalf of the Board of Directors,

" Gordon Tremain "

Gordon Tremain, Director

File# 82-5069

TECHNOVISION SYSTEMS INC.
dba UNISERVE ONLINE
1, 3180 - 262nd St, Aldergrove, British Columbia, V4W 2Z6
Telephone: (604) 856-6281 Fax (604) 856-7796
E-mail gtremain@uniserve.com

NEWS RELEASE

April 2, 2002 CDNX trading symbol: TVS

The Board of Directors announces that the Company has granted, subject to regulatory approval the option to purchase 100,000 common shares at any time on or before January 8, 2007 at a price of $0.21 per share.

BY ORDER OF THE BOARD

TECHNOVISION SYSTEMS INC.

Gordon Tremain, Director